Filed pursuant to Rule 424(b)(7)
Registration No. 333-185626

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 21, 2012)

SL Green Realty Corp.

90,407

Shares of

Common Stock

This prospectus supplement supplements and amends the prospectus dated December 21, 2012, as supplemented by the prospectus supplement dated December 21, 2012 filed pursuant to Rule 424(b)(1) (as so supplemented, the “Prospectus”).

This prospectus supplement relates to the resale of up to 90,407 shares of our common stock, par value $0.01 per share (the “Common Stock”). The Prospectus may be used by each of the selling stockholders identified in this prospectus supplement (each a “Selling Stockholder”) to resell shares of Common Stock which may, under certain circumstances, be issued to:

(i)                 David I. Berley upon the conversion of the Series K Convertible Preferred Units issued by SL Green Operating Partnership, L.P. (the “Operating Partnership”) to David I. Berley on July 1, 2014 (the “Series K Preferred Units”) into common units of the Operating Partnership (“Common Units”) and, following such conversion, the redemption of such Common Units for shares of Common Stock; and

(ii)              either of the Selling Stockholders upon the conversion of the Series N Convertible Preferred Units issued by the Operating Partnership to the Selling Stockholders on June 19, 2015 (the “Series N Preferred Units” and, together with the Series K Preferred Units, the “Preferred Units”) into Common Units and, following such conversion, the redemption of such Common Units for shares of Common Stock.

The Preferred Units were issued by the Operating Partnership in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

This prospectus supplement should be read in conjunction with and accompanied by the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

The section entitled “Selling Stockholders” in the prospectus supplement dated December 21, 2012 is hereby amended by the addition of the information set forth in the table below with respect to the shares of Common Stock potentially issuable to each of the Selling Stockholders. Accordingly, references in the Prospectus to selling stockholder shall, pursuant to this prospectus supplement, be deemed to include the Selling Stockholders.

Pursuant to this prospectus supplement, we are registering the resale of up to 90,407 shares of Common Stock owned, at the time of such resale, by the Selling Shareholders. In addition, as described in the section headed “Plan of Distribution” in the prospectus supplement dated December 21, 2012, the Selling Stockholders may pledge or grant a security interest in some or all of the shares of Common Stock registered pursuant to this prospectus supplement owned by the Selling Stockholders and, if either Selling Stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of Common Stock from time to time under this Prospectus.

The registration of the resale of the Common Stock to which this prospectus supplement relates does not necessarily mean that the Preferred Units will be converted into Common Units or that, following such conversion, such Common Units would be redeemed for shares of Common Stock or that such shares of Common Stock will be resold by any Selling Stockholder. Nothing in the Prospectus shall be deemed to amend or alter in any respect the provisions of the Preferred Units which are set forth in the Operating Partnership’s First Amended and Restated Agreement of Limited Partnership, dated August 20, 1997, as amended from time to time (the “Partnership Agreement”).

The information presented regarding the Selling Stockholders is based upon representations made by the Selling Stockholders to us. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”) and, in general, stockholders having voting or investment power with respect to a security are beneficial owners of that security.

The following table was prepared assuming that (i) each of the Selling Stockholders elects to convert their Preferred Units into Common Units and that the Operating Partnership issues Common Units in satisfaction of such conversion request, (ii) each of the Selling Stockholders elects to redeem such Common Units for shares of Common Stock and that we issue shares of Common Stock in satisfaction of such redemption request, and (iii) each of the Selling Stockholders resells or otherwise distributes all of the shares of Common Stock beneficially owned by it that are registered by us and that each of the Selling Stockholders does not acquire any additional shares of Common Stock. As the Selling Stockholders may resell all, some or none of their shares of Common Stock, no estimate can be made of the aggregate number of shares of Common Stock that are to be offered hereby, or the aggregate number of shares of Common Stock that will be owned by each of the Selling Stockholders upon completion of the offering to which this prospectus supplement relates.

	Ownership Before Offering			Securities Offered by this Prospectus Supplement	Ownership After Offering
		% of Common				% of
Name of Selling Stockholder	Common Stock	Stock outstanding		Common Stock	Common Stock (1)	Common Stock

David I. Berley (2)(3)	12,418		*	12,418	—	—
Berley 2012 Family Trust (2)(4)	77,989			77,989
Total: (2)	90,407		*	90,407	—	—

*                                         Represents less than 1% of our outstanding Common Stock, which comprised 99,706,983 shares of Common Stock (excluding treasury shares) as of August 24, 2015.

(1)                                 Assumes that each of the Selling Stockholder resells or otherwise distributes all of the Common Stock that is covered by this prospectus supplement to third parties and neither acquires nor disposes of any other shares of Common Stock subsequent to the date of which we obtained information regarding such Selling Stockholder’s holdings.

(2)                                 Represents the maximum number of shares of Common Stock issuable to such Selling Stockholder upon the conversion of the relevant Preferred Units into Common Units and, following such conversion, the redemption of such Common Units for shares of Common Stock. The number of Common Units into which the Preferred Units are convertible is determined by dividing the $25.00 per Preferred Unit liquidation preference of the relevant Preferred Units by the conversion price of the relevant Preferred Units. The Series K Preferred Units have an initial conversion price of $134.67 per Common Unit and the Series N Preferred Units have an initial conversion price of $166.63 per Common Unit. The conversion price is, however, subject to adjustment from time to time in accordance with the terms of the relevant Preferred Units as set forth in the Partnership Agreement. Common Units are redeemable for shares of Common Stock on a one-for-one basis in accordance with the terms of the Partnership Agreement. Accordingly, the number of shares of Common Stock beneficially owned and offered by the Selling Stockholders pursuant to this prospectus supplement may increase from that set forth in the table as a result of the adjustment mechanism set forth in the Partnership Agreement as described above.

(3)                                 The address of David I. Berley is Walter & Samuels, Inc., 419 Park Avenue South, 15th Floor, New York, New York 10016.

(4)                                 The address of the Berley 2012 Family Trust U/A/D/ November 29, 2012 is Walter & Samuels, Inc., 419 Park Avenue South, 15th Floor, New York, New York 10016. The beneficiaries of the Berley 2012 Family Trust are David I. Berley and certain members of his family.

Investing in our Common Stock involves risks. See “Risk Factors” on page S-1 of the prospectus supplement dated December 21, 2012, page 3 of the accompanying prospectus, page 12 of our most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and page 79 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, each of which is incorporated by reference into the Prospectus.

Neither the Commission nor any state securities commission has approved or disapproved of the securities referred to herein or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 26, 2015.